United States securities and exchange commission logo





                           August 13, 2020

       Mitchell Gold, M.D.
       Executive Chairman and Chief Executive Officer
       Alpine Immune Sciences, Inc.
       188 East Blaine Street, Suite 200
       Seattle, WA 98102

                                                        Re: Alpine Immune
Sciences, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 11,
2020
                                                            File No. 333-244409

       Dear Dr. Gold:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason L.
Drory at 202-552-8342 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Bryan King, Esq.